UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 9, 2018 titled “Arcos Dorados Reports First Quarter 2018 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 9, 2018

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FIRST QUARTER 2018 FINANCIAL RESULTS

Comparable Sales growth of 9.8% supports 12.5% growth in Adjusted EBITDA and 60 basis point expansion in Adjusted EBITDA Margin (excluding Venezuela). Achieved positive comparable traffic growth in all divisions.

Montevideo, Uruguay, May 9, 2018 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the first quarter ended March 31, 2018.

First Quarter 2018 Key Results – Excluding Venezuela

•	As reported consolidated revenues increased 5.5% to $802.8 million versus the first quarter of 2017. On a constant currency basis[1], consolidated revenues grew 10.7%.

•	Systemwide comparable sales[1] rose 9.8% year-over-year.

•	As reported Adjusted EBITDA[1] increased 12.5% to $68.0 million compared with the prior-year quarter.

•	Consolidated Adjusted EBITDA margin expanded 60 basis points to 8.5%.

•	As reported General and Administrative (G&A) expenses remained flat as a percentage of revenues.

•	As reported net income decreased to $13.6 million, from $41.0 million in the first quarter of 2017, primarily due to re-development proceeds of $51.9 million in the year ago period.

“The positive momentum continued in the first quarter of 2018 as Arcos Dorados posted strong operating results. An improved macroeconomic environment, favorable consumer trends, and compelling product offerings across our menu contributed to an important shift in mix and increased traffic, driving top line growth, profitability and gains in market share throughout Latin America.

1 For definitions please refer to page 12 of this document.

We are leveraging our leading market share, streamlined cost structure and unmatched scale to capture the opportunity in front of us. We are deriving additional margin and cash generation by maintaining our focus on bringing more guests to our restaurants more often. I am confident that our strong restaurant portfolio, popular menu items and outstanding team will continue to deliver sustainable growth and significant shareholder value creation," said Sergio Alonso, Chief Executive Officer of Arcos Dorados.

First Quarter 2018 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	1Q18 (a+b+c+d)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,156				2,190	1.6%

Sales by Company-operated Restaurants	745.4	(37.5)	75.4	23.7	807.1	8.3%	92.0%
Revenues from franchised restaurants	36.1	(1.7)	5.6	2.9	42.8	18.7%	219.5%
Total Revenues	781.5	(39.2)	81.0	26.6	849.9	8.8%	97.9%
Systemwide Comparable Sales							122.0%
Adjusted EBITDA	62.7	(2.0)	9.6	(31.7)	38.6	-38.4%	635.6%
Adjusted EBITDA Margin	8.0%				4.5%
Net income (loss) attributable to AD	40.6	(0.6)	(26.8)	(12.7)	0.5	-98.7%	708.0%
No. of shares outstanding (thousands)	210,711				211,073
EPS (US$/Share)	0.19				0.00

(1Q18 = 1Q17 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results in the quarter reflect significant non-cash accounting impacts from operations in that market. Thus, the discussion of the Company’s operating performance is focused on consolidated results, excluding Venezuela.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,025			2,060	1.7%

Sales by Company-operated Restaurants	727.0	(37.5)	75.4	765.0	5.2%	10.4%
Revenues from franchised restaurants	33.9	(1.7)	5.6	37.8	11.4%	16.5%
Total Revenues	760.9	(39.2)	81.0	802.8	5.5%	10.7%
Systemwide Comparable Sales						9.8%
Adjusted EBITDA	60.4	(2.0)	9.6	68.0	12.5%	15.9%
Adjusted EBITDA Margin	7.9%			8.5%
Net income (loss) attributable to AD	41.0	(0.6)	(26.8)	13.6	-66.9%	-65.5%
No. of shares outstanding (thousands)	210,711			211,073
EPS (US$/Share)	0.19			0.06

Excluding the Company’s Venezuelan operation, as reported revenues increased 5.5% year-over-year. The result primarily reflects constant currency revenue growth of 10.7%, partially offset by a negative impact from currency translation, which mainly resulted from the 25.7% and 3.3% year-over-year average depreciation of the Argentine peso and the Brazilian real, respectively. Constant currency revenue growth was supported by a 9.8% increase in systemwide comparable sales, supported by a favorable shift in mix and positive traffic in all divisions.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 1Q18 Adjusted EBITDA

First quarter consolidated as reported Adjusted EBITDA, excluding Venezuela, increased 12.5% or 15.9% in constant currency terms, with revenue growth and margin expansion in all divisions, except for the Caribbean. The Adjusted EBITDA margin expanded by 60 basis points to 8.5%, driven by efficiencies in Food and Paper (F&P), Payroll, and Occupancy and Other Operating Expenses, partially offset by higher Royalty Fees.

As reported, consolidated G&A increased by 5.1% year-over-year, and remained flat as a percentage of revenues.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: In the first quarter of 2018, the Company recorded an inventory write down of $41.3 million, related to the devaluation in Venezuela, compared to an inventory write down of $0.1 million in the first quarter of 2017. Proceeds from refranchising were less than $0.9 million in the first quarter of 2018 as well as in the prior year comparable quarter.

Excluded from Adjusted EBITDA: In the first quarter of 2018, the Company recorded $0.2 million from its re-development initiative, compared with $51.9 million in the first quarter of 2017.

Non-operating Results

Non-operating results for the first quarter reflected a non-cash $1.8 million foreign currency exchange loss, versus a non-cash loss of $8.4 million last year. Net interest expense was $1.8 million lower year-over-year.

The Company reported an income tax expense of $12.9 million in the quarter, compared to an income tax expense of $21.4 million in the prior year period.

First quarter net income attributable to the Company totaled $13.6 million ($0.5 million, including Venezuela), compared to net income of $41.0 million ($40.6 million, including Venezuela) in the same period of 2017. The prior year result included $51.9 million from the Company’s re-development initiative compared with $0.2 million this year. The Company concluded the redevelopment program in 2017.

The Company reported earnings per share of $0.06 ($0.00, including Venezuela) in the first quarter of 2018, compared to earnings per share of $0.19 (also $0.19, including Venezuela) in the previous corresponding period. Total weighted average shares for the first quarter of 2018 were 211,072,508, as compared to 210,711,224 in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	904			929	2.8%

Total Revenues	360.0	(11.7)	16.3	364.7	1.3%	4.5%
Systemwide Comparable Sales						4.6%
Adjusted EBITDA	44.8	(1.4)	5.4	48.7	8.9%	12.1%
Adjusted EBITDA Margin	12.4%			13.4%

Brazil’s as reported revenues increased by 1.3%, supported by constant currency growth outpacing a negative currency translation impact from the 3.3% average depreciation of the Brazilian real. Excluding currency translation, constant currency revenues grew 4.5% year-over-year, while total systemwide sales grew 7.4% in constant currency. This reflects the impact of the refranchising of certain company-operated restaurants during the last twelve months. An increase in the number of franchised restaurants reduces the Company’s total revenue comparisons, as company-operated restaurant sales are replaced by rental income received from the Company’s franchisees. In the quarter, systemwide comparable sales rose 4.6%, driven by a higher average check and continued restaurant traffic growth.

Marketing activities in the quarter, which were designed to sustainably stimulate top-line growth without negatively impacting gross margins, included the launch of the Batata Rústica campaign and the introduction of the Big Tasty Duplo & Chicken Bacon sandwiches, among others. Also in the quarter, the Company launched the McFlurry “Alpino” and “Triplo Chocolate Kopenhagen” in the Dessert category and included “Snoopy” in the Happy Meal.

As reported Adjusted EBITDA increased 8.9% year-over-year and 12.1% on a constant currency basis. The Adjusted EBITDA margin expanded 100 basis points to 13.4%, mainly through capturing efficiencies in F&P costs. Brazil Royalty Fee was partially offset by Growth Support received from McDonald’s Corporation during the quarter.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	517			522	1.0%

Total Revenues	84.3	2.7	10.1	97.2	15.2%	11.9%
Systemwide Comparable Sales						11.4%
Adjusted EBITDA	5.2	(0.1)	2.2	7.3	40.1%	41.9%
Adjusted EBITDA Margin	6.2%			7.5%

NOLAD’s as reported revenues increased 15.2% year-over-year, supported by constant currency growth of 11.9% and an 8% year-over-year average appreciation of the Mexican peso. Systemwide comparable sales increased 11.4%, mainly driven by an increase in traffic across all the division’s markets, combined with a favorable shift in mix. Notably, Mexico guest traffic continues to perform strongly, having recorded the highest comparable growth rate since the formation of Arcos Dorados in 2007. In addition to the positive Easter calendar shift, the Company’s innovative marketing and digital initiatives as well as its focus on delivering a better guest experience are driving the improved performance.

Marketing activities in the quarter included a new phase of the affordability platform “McTrío 3x3” in Mexico and the introduction of the “Caprese” premium burger in the Signature Line. The dessert category performed well with the launch of the McFlurry Crunch Rocks. Also in the quarter, the Company included “Ty Beanie Boos” and “Snoopy” in the Happy Meal.

As reported Adjusted EBITDA increased by 40.1%, or by 41.9% on a constant currency basis. The Adjusted EBITDA margin expansion of 130 basis points to 7.5% in the first quarter reflects efficiencies in all cost line items, except Royalty Fees.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	385			391	1.6%

Total Revenues	229.9	(34.0)	45.3	241.2	4.9%	19.7%
Systemwide Comparable Sales						19.7%
Adjusted EBITDA	20.6	(3.0)	5.4	23.0	11.5%	26.1%
Adjusted EBITDA Margin	9.0%			9.5%

SLAD’s as reported revenues increased 4.9% as constant currency growth of 19.7% more than offset negative currency translation impacts resulting from the 25.7% year-over-year average depreciation of the Argentine peso. Systemwide comparable sales increased 19.7%, driven by the combination of a favorable shift in mix and an increase in traffic.

Marketing activities in the quarter included the introduction of the Blue Cheese & Bacon premium burger in the Signature Line. Also in the quarter, the Company launched the “Papas Blue Cheese” and “Papas Cheddar Bacon” campaigns. The dessert category performed well with the introduction of the McFlurry Hershey’s and the launch of the McColoso. The Happy Meal featured “Ty Beanie Boos” and “Snoopy” during the quarter.

Adjusted EBITDA increased 11.5% on an as reported basis and rose 26.1% in constant currency terms. The Adjusted EBITDA margin expanded 50 basis points to 9.5%, due to efficiencies in all cost line items, except Royalty Fees. SLAD’s Royalty Fee increase was partially offset by Growth Support received from McDonald’s Corporation during the quarter.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	350			348	-0.6%

Total Revenues	107.2	(653.6)	693.3	146.9	37.0%	646.6%
Systemwide Comparable Sales						892.0%
Adjusted EBITDA	5.6	(420.1)	388.8	(25.7)	-555.0%	6896.5%
Adjusted EBITDA Margin	5.3%			-17.5%

The Caribbean division’s results continue to be heavily impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment and the country’s heavily regulated currency. As such, reported results in the quarter reflect significant non-cash accounting impacts from operations in that market. Thus, the discussion of the Caribbean division’s operating performance is focused on results, excluding Venezuela.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	1Q17 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q18 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	219			218	-0.5%

Total Revenues	86.7	3.7	9.4	99.7	15.1%	10.8%
Systemwide Comparable Sales						10.3%
Adjusted EBITDA	3.4	0.4	(0.0)	3.8	10.9%	-0.9%
Adjusted EBITDA Margin	3.9%			3.8%

As reported revenues in the Caribbean division, excluding Venezuela, increased 15.1%, driven by constant currency growth of 10.8% and a positive currency translation impact. Comparable sales increased by 10.3%, driven by average check growth and positive traffic, including another quarter of solid results in Colombia. Marketing activities in the quarter included the continuation of the MyCombo campaign and the launch of the Mozzarella Melt burger. Also in the quarter, the Company introduced the Chokis Chocobase Cone in the dessert category, and included “Snoopy” in the Happy Meal.

Adjusted EBITDA totaled $3.8 million, compared to $3.4 million in the same period of 2017. The Adjusted EBITDA margin contracted 10 basis points to 3.8%. Lower Payroll costs, Occupancy and Other Operating expenses as well as G&A largely offset higher F&P expenses and Royalty Fees as a percentage of revenues.

New Unit Development

Figure 8. Total Restaurants (eop)*
	March 2018	December 2017	September 2017	June 2017	March 2017
Brazil	929	929	910	910	904
NOLAD	522	519	514	515	517
SLAD	391	390	386	386	385
Caribbean	348	350	350	349	350
TOTAL	2,190	2,188	2,160	2,160	2,156
* Considers Company-operated and franchised restaurants at period-end

The Company opened 51 new restaurants during the twelve-month period ended March 31, 2018, resulting in a total of 2,190 restaurants. Also during the period, the Company added 232 Dessert Centers, bringing the total to 2,920. McCafés totaled 316 as of March 31, 2018.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents, including short-term investments, were $256.8 million at March 31, 2018. The Company’s total financial debt (including derivative instruments) was $638.6 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $381.8 million and the Net Debt/Adjusted EBITDA ratio was 1.4x at March 31, 2018.

Figure 9. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	March 31	December 31
	2018	2017
Cash & cash equivalents (i)	256,824	328,079
Total Financial Debt (ii)	638,643	621,460
Net Financial Debt (iii)	381,819	293,381
Total Financial Debt / LTM Adjusted EBITDA ratio	2.3	2.0
Net Financial Debt / LTM Adjusted EBITDA ratio	1.4	1.0

(i) Cash & cash equivalents includes Short-term investment

(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $20.3 million and $35.1 million as a reduction of financial debt as of March 31, 2018 and December 31, 2017, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash used in operating activities totaled $25.9 million for the quarter, and cash used in net investing activities totaled $21.5 million, which included capital expenditures of $23.8 million. Cash used in financing activities amounted to $1.7 million.

Quarter Highlights & Recent Developments

Recent accounting pronouncements – Revenue recognition

Effective January 1, 2018, the Company adopted the guidance issued in Accounting Standards Codification 606, "Revenue Recognition - Revenue from Contracts with Customers." This standard changed the way initial fees from franchisees for new restaurant openings and new franchise terms are recognized. Under the new guidance, initial franchise fees are being recognized evenly over the franchise term rather than immediately upon receipt. For further information, please refer to Note #3 of our quarterly financial statements (Form 6-K), filed today with the SEC.

Annual General Shareholders Meeting

The Company held its Annual Shareholders’ Meeting on April 24, 2018. All proposals were approved.

Election of Class I Directors

Mr. Woods Staton, Mr. Ricardo Gutiérrez, Mr. Sergio Alonso and Mr. Francisco Staton have been duly elected as Class I Directors of the Board of Directors of the Company, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2021. Mr. Francisco Staton was elected to the Board of Directors for the first time. Mr. Staton graduated with a Bachelor’s Degree from Princeton University and an MBA from Columbia University, and is currently the Managing Director of Arcos Dorados’ Colombia, Aruba, Curaçao, and Trinidad markets.

Investor Relations Contact

Daniel Schleiniger

Vice President of Corporate Communications & Investor Relations

Arcos Dorados

daniel.schleiniger@ar.mcd.com

+54 11 4711 2675

www.arcosdorados.com/ir

Media Contact

InspIR Group

Barbara Cano

barbara@inspirgroup.com

+1 646 452 2334

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 10 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our quarterly financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,190 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

First Quarter 2018 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 10. First Quarter 2018 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2018	2017
REVENUES
Sales by Company-operated restaurants	807,061	745,408
Revenues from franchised restaurants	42,826	36,072
Total Revenues	849,887	781,480
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(285,267)	(263,464)
Payroll and employee benefits	(173,114)	(166,276)
Occupancy and other operating expenses	(216,622)	(202,803)
Royalty fees	(42,171)	(38,512)
Franchised restaurants - occupancy expenses	(19,155)	(16,111)
General and administrative expenses	(57,650)	(54,903)
Other operating (expenses) income, net	(43,837)	49,919
Total operating costs and expenses	(837,816)	(692,150)
Operating income	12,071	89,330
Net interest expense	(14,640)	(16,415)
Loss from derivative instruments	(98)	(642)
Foreign currency exchange results	8,177	(8,560)
Other non-operating income (expense), net	16	(695)
Income before income taxes	5,526	63,018
Income tax expense	(4,963)	(22,339)
Net income	563	40,679
Less: Net income attributable to non-controlling interests	(45)	(77)
Net income attributable to Arcos Dorados Holdings Inc.	518	40,602
Earnings per share information ($ per share):
Basic net income per common share	$ 0.00	$ 0.19
Weighted-average number of common shares outstanding-Basic	211,072,508	210,711,224
Adjusted EBITDA Reconciliation
Operating income	12,071	89,330
Depreciation and amortization	26,517	23,452
Operating charges excluded from EBITDA computation	18	(50,098)
Adjusted EBITDA	38,606	62,684
Adjusted EBITDA Margin as % of total revenues	4.5%	8.0%

First Quarter 2018 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 11. First Quarter 2018 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended
	March 31,
	2018	2017
REVENUES
Sales by Company-operated restaurants	764,956	727,018
Revenues from franchised restaurants	37,799	33,922
Total Revenues	802,755	760,940
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(264,110)	(255,863)
Payroll and employee benefits	(169,644)	(163,612)
Occupancy and other operating expenses	(207,260)	(197,416)
Royalty fees	(43,108)	(37,598)
Franchised restaurants - occupancy expenses	(17,779)	(15,480)
General and administrative expenses	(55,574)	(52,853)
Other operating (expenses) income, net	(2,225)	50,492
Total operating costs and expenses	(759,700)	(672,330)
Operating income	43,055	88,610
Net interest expense	(14,640)	(16,437)
Loss from derivative instruments	(98)	(642)
Foreign currency exchange results	(1,825)	(8,364)
Other non-operating income (expense), net	14	(686)
Income before income taxes	26,506	62,481
Income tax expense	(12,896)	(21,400)
Net income	13,610	41,081
Less: Net income attributable to non-controlling interests	(45)	(77)
Net income attributable to Arcos Dorados Holdings Inc.	13,565	41,004
Earnings per share information ($ per share):
Basic net income per common share	$ 0.06	$ 0.19
Weighted-average number of common shares outstanding-Basic	211,072,508	210,711,224
Adjusted EBITDA Reconciliation
Operating income	43,055	88,610
Depreciation and amortization	24,956	21,920
Operating charges excluded from EBITDA computation	10	(50,091)
Adjusted EBITDA	68,021	60,439
Adjusted EBITDA Margin as % of total revenues	8.5%	7.9%

First Quarter 2018 Results by Division

(In thousands of U.S. dollars)

Figure 12. First Quarter 2018 Consolidated Results by Division (In thousands of U.S. dollars)
	1Q
	Three-Months ended		% Incr.	Constant
	March 31,		/	Currency
	2018	2017	(Decr)	Incr/(Decr)%
Revenues
Brazil	364,683	359,995	1.3%	4.5%
Caribbean	146,874	107,218	37.0%	646.6%
NOLAD	97,151	84,343	15.2%	11.9%
SLAD	241,179	229,924	4.9%	19.7%
TOTAL	849,887	781,480	8.8%	97.9%

Operating Income (loss)
Brazil	35,061	31,307	12.0%	15.2%
Caribbean	(31,767)	(266)	-11842.5%	146436.1%
NOLAD	1,950	51,157	-96.2%	-95.6%
SLAD	17,870	16,857	6.0%	21.5%
Corporate and Other	(11,043)	(9,725)	-13.6%	-39.0%
TOTAL	12,071	89,330	-86.5%	386.4%

Adjusted EBITDA
Brazil	48,727	44,762	8.9%	12.1%
Caribbean	(25,651)	5,638	-555.0%	6896.5%
NOLAD	7,295	5,207	40.1%	41.9%
SLAD	22,985	20,619	11.5%	26.1%
Corporate and Other	(14,750)	(13,542)	-8.9%	-24.7%
TOTAL	38,606	62,684	-38.4%	635.6%

Figure 13. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
1Q18	3.25	18.71	19.70
1Q17	3.14	20.29	15.67

* Local $ per 1 US$

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 14. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	March 31	December 31
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	237,041	308,491
Short-term investment	19,783	19,588
Accounts and notes receivable, net	90,554	111,302
Other current assets (1)	173,407	213,656
Total current assets	520,785	653,037
Non-current assets
Property and equipment, net	897,261	890,736
Net intangible assets and goodwill	45,697	47,729
Deferred income taxes	84,054	74,299
Other non-current assets (2)	121,142	137,942
Total non-current assets	1,148,154	1,150,706
Total assets	1,668,939	1,803,743
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	227,265	303,452
Taxes payable (3)	101,806	136,918
Accrued payroll and other liabilities	117,565	119,088
Other current liabilities (4)	22,490	23,715
Provision for contingencies	2,549	2,529
Financial debt (5)	20,031	19,881
Total current liabilities	491,706	605,583
Non-current liabilities
Accrued payroll and other liabilities	34,368	29,366
Provision for contingencies	28,863	25,427
Financial debt (6)	638,877	636,648
Deferred income taxes	10,978	10,577
Total non-current liabilities	713,086	702,018
Total liabilities	1,204,792	1,307,601
Equity
Class A shares of common stock	376,732	376,732
Class B shares of common stock	132,915	132,915
Additional paid-in capital	15,215	14,216
Retained earnings	376,575	401,134
Accumulated other comprehensive losses	(437,819)	(429,347)
Total Arcos Dorados Holdings Inc shareholders’ equity	463,618	495,650
Non-controlling interest in subsidiaries	529	492
Total equity	464,147	496,142
Total liabilities and equity	1,668,939	1,803,743

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", "Derivative Instruments", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".